FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2004


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [X]          No  [_]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated August 19, 2004, by the Registrant disclosing the Unaudited Results for the six months ended 30th June, 2004.


                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated August 19, 2004, by the Registrant     5
                disclosing the Unaudited Results for the six months ended 30th June, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                               (Registrant)




Date: August 23, 2004                 By: /s/ Peter Jackson
                                          -------------------------
                                          Peter Jackson
                                          Chief Executive Officer

EXHIBIT 1.1                                                                    5
-----------


                                  (INSERT LOGO)
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                            (INSERT NAME IN CHINESE)
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)


   ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004


The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30th June, 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2004
--------------------------------------------------------------------------------

                                                                            Six months ended 30th June
                                                             NOTES          2004                  2003
                                                             -----          ----                  ----
                                                                           HK$'000               HK$'000
                                                                        (unaudited)           (unaudited)
Turnover                                                       3           551,112               455,558
Cost of services                                                          (208,090)             (123,143)
                                                                          --------              --------

                                                                           343,022               332,415
Other operating income                                                         183                    80
Interest income                                                              3,373                 2,687
Administrative expenses                                                    (47,186)              (29,361)
                                                                          --------              --------

Profit from operations                                                     299,392               305,821
Share of results of an associate (including goodwill
  amortisation of HK$55,000; 2003: HK$3,250,000)                           (11,093)              (12,375)
                                                                          --------              --------

Profit before taxation                                                     288,299               293,446
Taxation                                                       4           (34,679)              (53,297)
                                                                          --------              --------

Profit before minority interest                                            253,620               240,149
Minority interest                                                               (1)                   --
                                                                          --------              --------

Profit attributable to shareholders                                        253,619               240,149
                                                                          ========              ========

Dividend
Proposed interim dividend of HK$0.08
  (2003: HK$0.08) per share                                                 31,221                31,221
                                                                          ========              ========

Earnings per share                                             5
  Basic and diluted                                                        HK$0.65               HK$0.62
                                                                          ========              ========

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30TH JUNE, 2004
--------------------------------------------------------------------------------

                                                                         30.6.2004            31.12.2003
                                                                         ---------            ----------
                                                                          HK$'000               HK$'000
                                                                        (unaudited)             (audited)
NON-CURRENT ASSETS
Property, plant and equipment                                            3,049,345             3,165,399
Unbilled lease rental receivable                                           170,938               181,625
Investments in an associate                                                    607                    --
Loan receivable from an associate                                            2,730                 3,769
Tax prepayments                                                             46,888                24,487
Deferred tax asset                                                              --                    76
                                                                         ---------             ---------

                                                                         3,270,508             3,375,356
                                                                         ---------             ---------

CURRENT ASSETS
Trade and other receivables                                                202,928               119,017
Loan receivable from an associate                                            4,680                 3,510
Other loan receivable                                                        2,998                    --
Bank balances and cash                                                     866,601               659,337
                                                                         ---------             ---------

                                                                         1,077,207               781,864
                                                                         ---------             ---------

CURRENT LIABILITIES
Construction payable                                                         4,031                10,854
Other payables and accrued expenses                                         45,571                18,829
Deferred revenue                                                           157,935               156,448
Taxation payable                                                            87,785                65,684
Dividend payable                                                               121                   121
                                                                         ---------             ---------

                                                                           295,443               251,936
                                                                         ---------             ---------

NET CURRENT ASSETS                                                         781,764               529,928
                                                                         ---------             ---------

                                                                         4,052,272             3,905,284
                                                                         =========             =========

CAPITAL AND RESERVES
Share capital                                                               39,027                39,027
Reserves                                                                 3,689,194             3,529,239
                                                                         ---------             ---------

                                                                         3,728,221             3,568,266
                                                                         ---------             ---------

MINORITY INTEREST                                                              493                   492
                                                                         ---------             ---------

NON-CURRENT LIABILITIES
Deferred tax liabilities                                                   209,448               213,598
Deferred revenue                                                           114,110               122,928
                                                                         ---------             ---------

                                                                           323,558               336,526
                                                                         ---------             ---------

                                                                         4,052,272             3,905,284
                                                                         =========             =========

Notes:

1.       INDEPENDENT REVIEW

         The interim results for the six months ended 30th June, 2004 are unaudited but have been reviewed in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Company's Audit Committee that comprises mostly Independent Non-executive Directors.

2.       PRINCIPAL ACCOUNTING POLICIES

         The condensed financial statements have been prepared under the historical cost convention. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December, 2003.

3.       TURNOVER

         The Group's primary reporting format for segment reporting purposes under SSAP 26 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of turnover. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

         The geographical segments of the operations of the Group are as follows:

         The following table provides an analysis of the Group's sales and result by geographical market:

         Period ended 30th June, 2004

                                                 Greater
                                                  China,     United     British
                                                 including  States of   Virgin                United
                           Australia  Hong Kong   Taiwan     America    Islands   Singapore   Kingdom    Others  Consolidated
                           ---------  ---------  ---------  ---------   --------  ---------   -------    ------  ------------
                            HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000
         TURNOVER             18,817    157,302     94,112    147,171     20,064    11,263     24,993     77,390    551,112
                              ------    -------     ------    -------     ------    ------     ------     ------    -------

         RESULT
         Segment result       10,101     84,439     50,519     79,001     10,770     6,046     13,416     41,544    295,836
                              ------    -------     ------    -------     ------    ------     ------     ------

         Other operating income                                                                                         183
         Interest income                                                                                              3,373
                                                                                                                    -------

         Profit from operations                                                                                     299,392
         Share of results of an associate                                                                           (11,093)
                                                                                                                    -------

         Profit before taxation                                                                                     288,299
         Taxation                                                                                                   (34,679)
                                                                                                                    -------

         Profit before minority interest                                                                            253,620
         Minority interest                                                                                               (1)
                                                                                                                    -------

         Profit for the period                                                                                      253,619
                                                                                                                    =======

         Period ended 30th June, 2003

                                                 Greater
                                                  China,     United     British
                                                 including  States of   Virgin                United
                           Australia  Hong Kong   Taiwan     America    Islands   Singapore   Kingdom    Others  Consolidated
                           ---------  ---------  ---------  ---------   --------  ---------   -------    ------  ------------
                            HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000    HK$'000
         TURNOVER             18,786    166,850    103,820     35,564     20,067     7,642     12,004     90,825    455,558
                              ------    -------    -------     ------     ------     -----     ------     ------    -------

         RESULT
         Segment result       12,497    110,995     69,065     23,658     13,349     5,084      7,986     60,420    303,054
                              ------    -------     ------     ------     ------     -----      -----     ------

         Other operating income                                                                                          80
         Interest income                                                                                              2,687
                                                                                                                    -------

         Profit from operations                                                                                     305,821
         Share of results of an associate                                                                           (12,375)
                                                                                                                    -------

         Profit before taxation                                                                                     293,446
         Taxation                                                                                                   (53,297)
                                                                                                                    -------

         Profit for the period                                                                                      240,149
                                                                                                                    =======


4.       TAXATION

                                                                                              Six months ended 30th June
                                                                                                 2004                 2003
                                                                                                 ----                 ----
                                                                                               HK$'000              HK$'000
         The charge comprises:

         Current tax:
           Hong Kong Profits Tax                                                               29,687                18,475
                                                                                               ------                ------
           Overseas tax                                                                         9,066                11,445
                                                                                               ------                ------

                                                                                               38,753                29,920
         Deferred taxation (credit) charge
           Current year                                                                        (4,074)                5,944
           Attributable to increase in tax rate for prior years                                    --                17,433
                                                                                               ------                ------

                                                                                               34,679                53,297
                                                                                               ======                ======

         A significant portion of the Group's profit is treated as revenue earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

         Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at approximately 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

         The Group currently has a tax case with the Indian tax authorities.

5.       EARNINGS PER SHARE

         The calculation of earnings per share is based on the profit attributable to shareholders of HK$253,619,000 (2003: HK$240,149,000) and on 390,266,000 (2003: 390,266,000) ordinary shares in issue during the period.

         The computation of diluted earnings per share presented for the six months ended 30th June, 2004 and 2003 does not assume the exercise of the outstanding options because the exercise price of the Company's options was higher than the average market price for the shares.

6.       PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

         During the six months ended 30th June, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities.


7.       CODE OF BEST PRACTICE

         None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

8.       PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

         A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

9.       MISCELLANEOUS

         The Directors are not aware of any material changes from the information published in the annual report for the year ended 31st December, 2003, other than disclosed in this announcement.


CHAIRMAN'S STATEMENT


A TOUGH YEAR CONTINUES, BUT SOME OPTIMISM AHEAD

In the Asia Pacific satellite sector, the first six months of 2004 continued to be sluggish, with transponder demand lagging behind early signs of improvement in some regional financial, consumer and tourism markets. While AsiaSat achieved stronger results in the period through the inclusion of a one-off receipt, the results for the second half are expected to continue to reflect the current market conditions.

In the first half of 2004, however, the Company achieved a creditable increase in the transponder capacity leased, and there are other positive indicators that underscore our sustained optimism for future years.

There are signs of relaxation in China's media regulations that will allow for more television channels. There is also evidence of further progress in the establishment of DTH (direct-to-home) systems for China and India, and the growth of HDTV (High Definition Television) in the United States and Europe. These developments will continue to promote an increase in television channels and a requirement for more bandwidth. This activity is certainly encouraging for AsiaSat and may signal an improvement in the Asia Pacific region in the not too distant future.

As we look ahead, we remain steadfast in our positive view of this long-term business. AsiaSat is the market leader in Asia and is extremely well positioned financially and operationally to benefit from the economic upturn as the effects of the strengthening economies filter through to our customers, and to their consumers.


INTERIM RESULTS

Turnover for the first half of 2004 amounted to HK$551 million (2003: HK$456 million), an increase of 21%. The accounts for the period include a one-off lump sum receipt of HK$123 million for early termination of a transponder utilisation agreement. After reversing that portion of the income from the contract accounted for on a straight-line basis in prior years, the one-off contribution to turnover in the first half of 2004, was HK$103 million. The profit attributable to shareholders was HK$254 million (2003: HK$240 million), an increase of 6%. The smaller increase in profit was due to the anticipated additional depreciation and in-orbit insurance on the new AsiaSat 4 satellite. The one-off receipt distorts significantly the results of the underlying business for the half year under review. Excluding that item, turnover was HK$448 million, a decrease of just under 2% below that of the same period in the prior year, and profit attributable to shareholders was HK$162 million, a larger 32% decrease, for the same reasons as stated above. Operating expenses, in the first half of 2004, other than in-orbit insurance and provision for doubtful debts, increased moderately attributable, principally, to the new Earth Station facility at Tai Po. The Group's EBITDA (earnings before interest, tax, depreciation and amortisation) margin declined to 80% (2003: 85%) as a result of the higher in-orbit insurance after the commissioning of AsiaSat 4.

During the period, the Group achieved a net cash inflow of HK$207 million after paying capital expenditure of HK$37 million and dividends of HK$94 million, and subscribing to the rights issue of HK$12 million in SpeedCast. At 30th June, 2004, the Group reported a cash balance of HK$867 million. The Group remains debt free.


DIVIDEND

The Board has declared an interim dividend for 2004 of HK$0.08 per share (2003:
HK$0.08), the same as last year. This dividend is payable on 16th November, 2004 to shareholders on the share register as of 14th October, 2004. The share register will be closed from 7th to 14th October, 2004, both days inclusive.


OPERATIONS REVIEW

IN-ORBIT SATELLITES
During the first six months of 2004, the Group's three in-orbit satellites, AsiaSat 2, AsiaSat 3S, and our new AsiaSat 4, continued to perform well with no interruptions or breaks in customer service. There was no permanent technical impact from the temporary attitude anomaly that affected AsiaSat 2 in late 2003.

Strategically positioned over the Asian landmass, the satellites provide our customers with comprehensive coverage of some 70% of the world's population. It is no coincidence that this facility, combined with AsiaSat's service standards, have resulted in AsiaSat3S being the satellite platform for one of the largest television viewerships in the world. Details of each of our satellites are below:-

AsiaSat 2, launched in 1995, orbits at 100.5oE. It carries 24 C-band and 9 Ku-band transponders, and its overall utilisation rate at 30th June, 2004 was 41% (31st December 2003: 54%). The decline was due to some customers migrating from AsiaSat 2 to AsiaSat 3S after the 2003 attitude event.

AsiaSat 3S, launched in 1999, is stationed at 105.5oE, and carries a payload of 28 C-band and 16 Ku-band transponders. Its overall utilisation rate at 30th June, 2004 was 74% (31st December, 2003: 59%). The increase was partly due to the migration from AsiaSat 2 to AsiaSat 3S and commencement of some new contracts.

AsiaSat 4, launched in April 2003, is positioned at the 122oE slot, and carries 28 C-band and 20 Ku-band transponders, including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate at 30th June, 2004, was 18%, (31st December, 2003: 10%).

The total number of transponders on the Company's satellites leased and sold at 30th June, 2004 was 55 (31st December, 2003: 49), an increase of 12% over the previous six months in terms of transponder capacity.

TAI PO EARTH STATION
The Satellite Control Centre, housed in our new Earth Station, became fully operational in December, 2003, and the complex received its final occupation permit in January this year. This facility further underlines AsiaSat's commitment to its customers to provide an unmatched level of service and reliability, 24 hours a day. The integrity of our delivery is achieved through duplicating, at Tai Po, our primary circuits and facilities, which are provided by our Earth Station in Stanley.

Located at the Tai Po Industrial Estate in Hong Kong, the new station comprises 5,711 square metres of space in a two-level building, together with five full performance antennas, four of 7.3 metres, and one of 11.3 metres. It also enables AsiaSat to provide other customer-focused value-added services.

STANLEY EARTH STATION
This station comprises seven full performance antennas, one of 5 metres, three of 6 metres, one of 9 metres and two of 11 metres. It offers full facilities to control and monitor our satellite fleet.

CONTRACTS WITH MAJOR CUSTOMERS
In April, a principal customer of AsiaSat effected a corporate restructuring and change of ownership. For AsiaSat, this transaction resulted in the early termination of a long-term transponder capacity agreement on our AsiaSat 3S satellite, and a compensatory lump sum receipt as reported above.

In February this year, we announced that we had signed a backup and services agreement for the Tai Po Earth Station with a wholly-owned subsidiary of News Corporation, STAR, Asia's leading multi-platform content and service provider. Under the agreement, AsiaSat houses Star's back up broadcast and RF (Radio Frequency) equipment for downlinking and emergency uplinking their signals to AsiaSat 3S, and other related services. The fees from the services rendered will help us mitigate the operating costs of the Tai Po Earth Station.

MARKET REVIEW
I have mentioned above, and in my Statement in March, that recovery of the transponder market in Asia Pacific continues to be slow and lags both behind early improvements in some regional economies, and certain positive trends elsewhere in the world. In the Asia Pacific, we have not seen any noticeable improvement in the oversupply of transponder capacity, especially in Ku-band, nor have we seen any improvement in transponder pricing.

During the first half of 2004, the Company signed a number of new contracts. The most significant of these was the sale of a Ku-band transponder to the Civil Aviation Administration of China for the life of AsiaSat 4. The transponder sale, effective 30th June this year, will be used to provide a country-wide air traffic control and monitoring management system in China. AsiaSat also signed leases with the People's Republic of Bangladesh's national broadcaster and Galaxy Satellite Broadcasting Limited, for the use of C-band capacity, to broadcast their programmes, on AsiaSat 3S.

At 30th June, 2004, the Group held contracts on hand worth HK$3.2 billion (31st December, 2003: HK$3.7 billion), of which, approximately HK$400 million will be recognised in the second half of 2004.

BUSINESS DEVELOPMENT

The Group continues to develop existing relationships, and to take initiatives to build new businesses. While these are not expected to make a contribution in the short term, they form the base for opportunities in the future.

ASSOCIATE COMPANY
In April, SpeedCast Holdings Limited ("SpeedCast") made a rights issue of US$3 million. AsiaSat subscribed to half of the US$3 million and increased its holding from 45% to 47%. The remaining balance was subscribed by another shareholder, who became the second largest shareholder, with a 28% holding. The additional funds will be used for working capital and the expansion of hub capacity. At 30th June, 2004, SpeedCast had a cash balance of US$2.6 million.

SpeedCast provides three major services: broadband, multimedia and corporate broadcast. Two-way broadband service turnover continued to grow during the first half and, in the coming months, it is expected that the momentum in revenue growth from its broadband service will continue.

For the first six months, SpeedCast achieved a turnover of HK$21 million (2003:
HK$13 million), an increase of 62%, and reduced its loss to HK$7 million (2003:
HK$21 million), an improvement of 67%. During this period, AsiaSat generated HK$8 million as utilisation fees on transponder capacity leased to SpeedCast.

The Group reported its share of results in SpeedCast using the equity accounting method. After the rights issue subscription, the Group has recognised its share of loss of SpeedCast amounting to HK$11 million for this six month period, which included prior period losses of SpeedCast not yet shared by the Group for approximately HK$9 million as the original investment costs in SpeedCast were already written down to zero. The carrying value of the Group's interest in SpeedCast was approximately HK$0.6 million at 30th June, 2004 after the share of loss for the period. The Group does not expect there will be any further significant losses of SpeedCast to be shared in the future.

JOINT VENTURE IN CHINA
In March, AsiaSat entered into a joint venture with a partner to provide corporate data networks and services in China using VSAT (very small aperture terminal) technology. The company has applied for, and been granted, a Sino-foreign joint venture permit and a business permit. We anticipate that the joint venture will begin operations in the second half of 2004.

FIXED CARRIER LICENCE
During the period under review, AsiaSat has been granted a Fixed Carrier Licence by the Office of the Telecommunications Authority of Hong Kong. This will permit AsiaSat to provide television uplink and telecommunications services via satellite and will enable us to provide backup uplink services to STAR in the event of an emergency.

NON-DOMESTIC TELEVISION LICENCE
In May 2004, Skywave TV Company Limited (formerly known as Auspicious City Limited) ("Skywave"), a subsidiary of Asia Satellite Telecommunications Company Limited, was granted a Non-domestic Television Programme Service License for 12 years by the Broadcasting Authority of Hong Kong. Skywave intends to set up a low cost regional DTH service, providing selected programming to the markets of Macau, Hong Kong, Taiwan and to subscribers in Southern China licensed to receive foreign television services. This DTH service will use the four BSS transponders on AsiaSat 4.

OUTLOOK

AsiaSat is performing well in difficult trading conditions and relative to its competitors. We are also building for the future, and we continue to broaden our customer base, and improve our facilities and our operational efficiency.

Regrettably, the Asian transponder market remains sluggish, and there are few near term signs of new market entrants or business expansion among existing or potential customers. Thus, there is little room for optimism for the remainder of this year and taking the additional depreciation and insurance costs into account, it is unlikely, that the Company's results for 2004 will exceed those of the prior year.

The drivers of our business, however, are unchanged - television distribution and private network telecommunications - and we believe in their future prospects. Both customer groups demand broad coverage over large geographic areas, at a fixed cost, and satellites provide the best solution. This is especially so in the far-flung and disparate Asia Pacific region. Certainly, AsiaSat will be the best-positioned provider of these services once the market recovery reaches our customer base.

Thus, we remain confident in the future of satellite telecommunications in the region, and AsiaSat's progress will continue to be built on the Company's reputation for delivering the most reliable satellite communications quality, and the best capacity and service delivery in the market.


DIRECTORS AND STAFF

On 11th March, 2004, the Company announced that Mr. KO Fai Wong had been appointed as a Non-executive Director. Mr. Ko is the Deputy General Manager of Shortridge Limited and an Alternate Director of the Company. Mr. Ko succeeds Mr. LI Tong Zhou. Upon his retirement from the CITIC Group, Mr. Li resigned as a Director as of the same date after serving the Company for fifteen years. On behalf of the Directors, I thank Mr. Li for his valuable contribution, and welcome Mr. Ko to the Board.

Finally, I would like to thank each member of the Board, Management and Staff for their untiring work and dedication to the Company during these recent challenging times. It is they who are responsible for maintaining AsiaSat's reputation for excellence and its position as the market leader.



MI ZENGXIN
Chairman

Hong Kong, 19th August, 2004

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 7th October, 2004 to 14th October, 2004 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 6th October, 2004. The interim dividend will be paid on or about 16th November, 2004.


As of the date of this announcement, the Board comprises of the following directors:

        EXECUTIVE DIRECTORS:
           Mr. Peter JACKSON (Chief Executive Officer) and Mr. William WADE (Deputy Chief Executive Officer)

        NON-EXECUTIVE DIRECTORS:
           Messrs. MI Zengxin (Chairman), Romain BAUSCH (Deputy Chairman), Robert BEDNAREK, DING Yu Cheng, KO Fai Wong, JU Weimin and Jurgen SCHULTE

        INDEPENDENT NON-EXECUTIVE DIRECTORS:
           Messrs. Edward CHEN, R. Donald FULLERTON and Robert SZE

Please also refer to the published version of this announcement in The Standard.


DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004 AND 2003, AND FOR THE YEAR ENDED 31ST DECEMBER, 2003, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.


STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2003 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.